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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                     Imperial Petroleum Recovery Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   453079 10 5
                                 --------------
                                 (CUSIP Number)

                            Gerald J. Laporte, Esq.
    Hogan & Hartson L.L.P., 555 Thirteenth Street, N.W., Washington, DC 20004
                            Telephone: (202) 637-6528
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 11, 1998
             -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 17 Pages
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                                                              Page 2 of 17 Pages


CUSIP No. 453079 10 5     SCHEDULE 13D

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Maya LLC

(2)     Check the Appropriate Box if a Member of a Group              (a)   /  /
                                                                      (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF, OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   10,000,000
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                   0
           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     10,000,000
           With
                         (10)    Shared Dispositive Power
                                     0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                10,000,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

(13)    Percent of Class Represented by Amount in Row (11)

                47.5%

(14)    Type of Reporting Person

                OO

                                                              Page 3 of 17 Pages

CUSIP No. 453079 10 5     SCHEDULE 13D

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Rex H. Lewis

(2)     Check the Appropriate Box if a Member of a Group              (a)   /  /
                                                                      (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF, OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      /  /

(6)     Citizenship or Place of Organization

                U.S.A.

                            (7)     Sole Voting Power
         Number of                       10,000,000
          Shares
        Beneficially        (8)     Shared Voting Power
         Owned By                        0
           Each
         Reporting          (9)     Sole Dispositive Power
          Person                         10,000,000
           With
                            (10)    Shared Dispositive Power
                                         0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                10,000,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

(13)    Percent of Class Represented by Amount in Row (11)

                47.5%

(14)    Type of Reporting Person

                IN

                                                              Page 4 of 17 Pages

Item 1. Security and Issuer

        This Schedule 13D relates to shares of the Common Stock, $.001 par value, of Imperial Petroleum Recovery Corporation, Inc., a Nevada corporation ("Imperial" or the "Company"), the principal executive offices of which are located at 15311 Vantage Parkway West, Suite 160, Houston, Texas 77032.

Item 2. Identity and Background

        This Schedule 13D is filed on behalf of Maya LLC, a Nevada limited liability company ("Maya"). Maya is a personal investment holding company. The principal business and office address of Maya is 2325-A Renaissance Drive, Las Vegas, Nevada 89119. Rex H. Lewis, whose business address is the same as that of Maya, is the majority beneficial owner and managing member of Maya. Mr. Lewis is an investor with interests in various businesses, including homebuilding, equipment leasing and grocery retailing.

        During the last five years, neither Mr. Lewis nor Maya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he to it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Maya acquired beneficial ownership from the Company of 500,000 shares of the Company's Common Stock and a Warrant to purchase an additional 3,500,000 shares of its Common Stock on March 11, 1998 for $100,000 in cash, which was paid with personal funds, and a promissory note for $295,068.59, which bears interest at 10% annually and is payable in three installments of $100,000 in principal and interest each on April 11, May 11 and June 11, 1998. The note is prepayable at any time without penalty. Maya intends to make payments on the note with personal funds.

Item 5. Interest in Securities of Issuer

        Maya (and through Maya, Mr. Lewis) is the beneficial owner of 10,000,000 shares of Common Stock in the Company, 3,000,000 of which are issued and outstanding and 7,000,000 of which Maya has the right to acquire by exercising Warrants issued by the Company as of December 11, 1997 and March 11, 1998. The Warrants are exercisable for $1.00 per share. One Warrant, for 3,500,000 shares, expires on December 11, 2001; the other, also for 3,500,000 shares, expires on March 11, 2002. As described in Item 3 above, Maya purchased 500,000 of the shares and a Warrant to purchase another 3,500,000 shares from the Company on March 11, 1998 in a private placement. The 500,000 shares of Common Stock purchased and the shares underlying the Warrant are entitled to registration rights under a Registration Rights Agreement dated as of March 11, 1998.

        To the best knowledge of Maya and Mr. Lewis, the Company had 14,067,300 shares of Common Stock outstanding on March 23, 1998. The 10,000,000 shares beneficially owned by Maya would represent approximately 47.5% of the outstanding shares of Common Stock of the Company if the 7,000,000 shares underlying the Warrants were deemed to be outstanding for purposes of calculating such percentage. Maya (and through Maya, Mr. Lewis) has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the shares of which Maya is the beneficial owner.

        No person other than Maya (and through Maya, Mr. Lewis) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                                                              Page 5 of 17 Pages

Item 7. Material to be Filed as Exhibits

        Exhibit 1.   Warrant dated as of March 11, 1998
        Exhibit 2.   Registration Rights Agreement dated as of March 11, 1998

                                 * * * * * * *

        After reasonable inquiry, and to the best of its knowledge, the undersigned certifies that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.

                                                Maya LLC

March 23, 1998                                 By: /s/ Rex H. Lewis
--------------                                     ---------------------
     Date                                           Rex H. Lewis
                                                    Managing Member